MOGO INC.

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Extraordinary Meeting to be held on May 22, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 1pm, PST, on May 20, 2020.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01LLUB

Appointment of Proxyholder

I/We being holder(s) of Mogo Inc. hereby appoint(s): David Feller, or failing him Gregory Feller,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the debentureholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Extraordinary Meeting of Convertible Debentureholders of Mogo Inc. to be held by way of a hybrid meeting, on May 22, 2020 at 1pm PST and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. An extraordinary resolution, the full text of which is set forth in Appendix A to the management information circular of Mogo Inc. (the "Company") dated April 17, 2020 (the "Circular"), to approve certain amendments to the indenture governing the 10.0% convertible senior secured subordinated debentures of the Company maturing on May 31, 2020 (the "Convertible Debentures") to:	☐	☐

a) extend the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022;
b) reduce the conversion price of the principal by 30% from $5.00 to $3.50 per common share;
c) establish a minimum price of $1.50 at which common shares may be issued to repay the principal amount of the Convertible Debentures at maturity;
d) increase the early conversion trigger from 115% to 125% (such price equaling $4.375 per common share based on the proposed amended conversion price) to allow investors greater opportunity to take advantage of a rising share price and thus an extended period to benefit from the coupon payment;
e) amend the provisions relating to payment of interest upon early conversion so as to ensure that payment of interest through the issuance of common shares is permitted by and complies with applicable securities regulations and stock exchange policies;
f) increase the frequency of interest payments from semi-annually to quarterly;
g) amend the definition of change of control provision to provide the Company with greater flexibility to pursue or enter into a strategic transaction; and
h) make such other consequential amendments as required to give effect to the foregoing, all as more particularly set forth in the Circular.

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

TNWQ 296492 AR0

01LLVC